FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

June 28, 2012

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Ad Hoc Notice

June 28, 2012

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” or the “Company”—NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces that Uzbekistan authorities are conducting audits of the financial and operating activities of its wholly-owned subsidiary Uzdunrobita FE LLC (MTS-Uzbekistan) and with no grounds have detained its managers. These actions are being carried out in violation of local regulations, which create risks for the continuity of MTS operations in Uzbekistan and could lead to a cessation of business activity.

The Company has received official documents from the Prosecutor General’s Office of the Republic of Uzbekistan relating to tax claims against Uzdunrobita FE LLC in the amount of 2.4 billion soums ($1.27 million).  Currently, in conjunction with audits taking place throughout the various subsidiaries of Uzdunrobita FE LLC, authorities are seizing internal documents, interrogating employees and illegal detaining management in violation of procedural norms. Among the illegally detained are Radik Dautov, Acting General Director of Uzdunrobita FE LLC and citizen of the Russian Federation, and Temirmalik Alimov, Chief Financial Officer of Uzdunrobita FE LLC. In the Company’s opinion, the detained managers are being pressured by law enforcement officials with no grounds and for the reasons unknown to the Company.

The detainment of the managers, each of whom possesses the signatory power to authorize financial transactions, and seizure of internal documents will hinder the operations of Uzdunrobita FE LLC. In particular, the Company will be prevented from placing orders for express payment cards, which impedes the ability of subscribers to pay for the communications services in some regions of Uzbekistan. Nevertheless the operator continues to provide communications services for more than nine million subscribers, one-third of the population of Uzbekistan.

MTS notes that these actions of the regulatory and law enforcement agencies breach a number of legislative acts of the Republic of Uzbekistan aimed at stimulating foreign investment and protecting rights of foreign investors. In the Company’s opinion, an audit of financial and operating activities and/or criminal prosecutions of any suspects should be conducted in compliance with local laws and should not create unnecessary obstacles for the operations of the telecommunications provider.  MTS considers the actions of the law enforcement agencies of the republic of Uzbekistan as an effort to apply deliberate pressure on a long-standing Russian investor in the market.

MTS appeals to the leadership of the Republic of Uzbekistan to ensure that activities of controlling and law enforcement agencies are conducted in a legal and fair manner and to prevent Prosecutor General’s Office from applying unjustified pre-trial restrictions for employees of Uzdunrobita FE LLC.

MTC also notes that tax audits have been conducted in Uzdunrobita FE LLC and its subsidiaries on a regular basis since 2004, when MTS acquired a stake in Uzdunrobita FE LLC. These audits have not revealed any serious violations. In February 2012, upon completion of the last of the last tax audit covering the period of 2007 - 2010, tax authorities ruled on charging additional taxes  in the amount of  2.4 billion soums (approximately $1.27 million  dollars), which were voluntarily and fully paid by MTS-Uzbekistan.

MTS has always acted strictly in accordance with the local regulation in all markets of presence and is willing to assist the Uzbekistan authorities in resolving all issues pertaining to audits of the taxation and other aspects of financial and operating activities of the Company.

In 2011, MTS-Uzbekistan contributed 3.5% to the revenues and 4.5% to the OIBDA of MTS Group respectively.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Uzbekistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: June 28, 2012